UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2007
Commission File Number: 000-29922

PURE CAPITAL INCORPORATED
(Translation of registrant's name into English)

250 Blairgowrie Place
Nanaimo, B.C. Canada V9T 4P5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
[ X ] Form 20-F   [               ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [               ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [               ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [               ] No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

PURE CAPITAL INCORPORATED

On February 6, 2007, Pure Capital Incorporated (the ``Company'') filed a Certificate of Amendment to its Articles of Incorporation changing the name of the Company to Tombstone Exploration Corporation.

The Press Release announcing the name change is attached hereto, along with the Certificate of Amendment.

Exhibit No.	Description
3.1	Certificate of Amendment changing the name of the Company to Tombstone Exploration Corporation
99.1	Press Release dated February 7, 2007 - Pure Capital Incorporated Announces Name Change and Formation of Operational Subsidiary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pure Capital Incorporated.
(Registrant)

Date: February 8, 2007	By:	/s/ Alan M. Brown
Alan M. Brown
	Title:	President